Exhibit 12.1

ImmunoCellular Therapeutics, Ltd.

Ratio of Earnings to Fixed Charges

	Year Ended					9 mos ended
	2010	2011	2012	2013	2014	9.30.15
Earnings	(8,242,642)	(5,719,903)	(14,495,139)	(8,800,563)	(9,377,533)	(7,980,831)
Fixed charges	-	-	-		-	-
Pref stock dividends (A)	2,092,500	-	-		-	-

	(6,150,142)	(5,719,903)	(14,495,139)	(8,800,563)	(9,377,533)	(7,980,831)

(A) - Deemed dividend on preferred stock.